

February 21, 2012

Via E-mail
Jay Peterson
Chief Financial Officer
   and Senior Vice President, Finance
Thermon Group Holdings, Inc.
100 Thermon Drive, San Marcos, Texas 78666

> **Re:** **Thermon Group Holdings, Inc.**
> **Thermon Holding Corp.**
> **Form 10-K for the fiscal year ended March 31, 2011**
> **Filed June 20, 2011**
> **Form 10-Q for the period ended September 30, 2011**
> **Filed November 14, 2011**
> **File Nos. 001-35159 and 333-168915-05**

Dear Mr. Peterson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended March 31, 2011

Critical Accounting Policies and Estimates, page 43

– Revenue Recognition, page 44

1. We note your disclosure here regarding your revenue recognition. Please revise future filings to provide greater insight into the critical accounting estimates related to your revenue recognition. For example, we note your disclosures regarding your recognition of certain contract revenues on the percentage-of-completion method, which is based on contract costs incurred to date compared with total estimated contract costs. Discuss how you develop your estimates of total estimated contract costs. Provide analysis of how

accurate your estimates have been in the past, how much the estimates have changed in the past and whether the estimates are reasonably likely to change in the future.

<u>– Estimating allowances, specifically the allowance for doubtful accounts and the adjustment for excess and obsolete inventories, page 44</u>

2. We note your disclosures here that you write down your inventory equal to the difference between the cost of the inventory and estimated fair value based on assumptions of future demand and market conditions. Please revise future filings to disclose in greater detail how you develop your assumptions regarding future demand and market conditions. Supplement the disclosure with information regarding how accurate your assumptions have been in the past, how much your estimates have changed in the past and whether the estimates are reasonably likely to change in the future.

<u>Thermon Group Holdings, Inc. Financial Statements, page 51</u>

3. We note that you have classified certain expenses such as "Loss on disposition of property, plant and equipment", "Success fees to owners related to the CHS Transactions" and "Miscellaneous income (expense)" as non-operating expenses. Please explain to us the nature of these expenses and why they are appropriately classified as non-operating expenses. Refer to Rule5-03(9) of Regulation S-X. This comment also applies to the financial statements of Thermon Holding Corporation.

<u>Thermon Holding Corporation Financial Statements, page 86</u>

<u>Note 21 – Guarantor Consolidation, page 118</u>

4. We note that you have presented condensed consolidating information pursuant to Rule 3-10 of Regulation S-X. We further note that this information is presented as unaudited. Please explain your basis for presenting this information on an unaudited basis, citing any authoritative literature upon which you are relied.

<u>Form 10-Q for the period ended September 30, 2011</u>

<u>Note 12 – Commitments and Contingencies, page 9</u>

<u>Building Construction Accident, page 9</u>

5. We note your disclosure that you do not believe this contingency will have any adverse effects on your ability to produce and ship product. Your current disclosures do not appear to provide all of the information required by FASB ASC paragraphs 450-20-50-2 and 3. Please revise your future filings accordingly or tell us why no revision in future filings is necessary.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Martin F. James, Senior Assistant Chief Accountant at (202) 551-3671 with any other questions.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief